Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Settlement with Two Investors

Mississauga, Ontario — May 21, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics” or the “Company”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding the litigation and dispute previously announced by the Company in a press release dated February 25, 2010.

Under the terms of each settlement agreement, Hydrogenics will issue 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle the claims by Alpha and Iroquois. The total issuance of 200,000 common shares represents approximately 4.76% of the Company’s equity in aggregate.

The settlement contains no admission of wrongdoing by the Company, its officers or directors.  Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interest of the Company.

Under the terms of each settlement agreement, Hydrogenics will file with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com